Exhibit 12.1

FREEPORT-MCMORAN INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions except ratios)

	For the six months ended June 30, 2018	For the years ended December 31,
		2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes and equity in affiliated companies’ net earnings (losses)	$2,887	2,902	(3,472)	(14,128)	(800)	4,390
Amortization of previously capitalized interest	49	91	84	71	55	45
Less capitalized interest	(48)	(121)	(99)	(215)	(235)	(174)
Less preferred dividends of a consolidated subsidiary	—	—	(38)	(47)	(53)	(31)

Earnings (losses) from continuing operations before fixed charges	$2,888	2,872	(3,525)	(14,319)	(1,033)	4,230

Fixed charges:
Interest expense, net of capitalized interest	290	807	726	618	648	533
Capitalized interest	48	121	99	215	235	174
Amortization of debt expenses, premiums and discounts	3	(6)	29	(1)	(42)	(32)
Interest portion of rental expense	8	16	18	18	21	18
Preferred dividends of a consolidated subsidiary	—	—	38	47	53	31

Total fixed charges	349	938	910	897	915	724

Adjusted earnings	$3,237	3,810	(2,615)	(13,422)	(118)	4,954

Ratio of earnings to fixed charges (a)	9.3	4.1	— [b]	— [c]	— [d]	6.8

(a)

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and equity in affiliated companies’ net earnings (losses). Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; the portion of rental expense that FCX believes to be representative of interest; and preferred dividends of a consolidated subsidiary. The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during these periods.

(b)	As a result of the loss recorded in 2016, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $3.5 billion to achieve coverage of 1:1 in 2016.
(c)	As a result of the loss recorded in 2015, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $14.3 billion to achieve coverage of 1:1 in 2015.
(d)	As a result of the loss recorded in 2014, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $1.0 billion to achieve coverage of 1:1 in 2014.